                                   FORM T-1

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                       SECTION 305(b)(2)           |X|
                         ___________________________

                   THE BANK OF NEW YORK TRUST COMPANY, N.A.

             (Exact name of trustee as specified in its charter)

                                                   95-3571558
(State of incorporation                            (I.R.S. employer
if not a U.S. national bank)                       identification no.)

700 South Flower Street
Suite 500
Los Angeles, California                            90017
(Address of principal executive offices)           (Zip code)

                         ___________________________

                    GMACM HOME EQUITY LOAN TRUST 2006-HE5
             (Exact name of obligor as specified in its charter)

Delaware                                           Applied for
(State or other jurisdiction of                    (I.R.S. employer
incorporation or organization)                     identification no.)
c/o  Wilmington Trust Company
Rodney Square North
1100 North Market Street                           19890
Wilmington, Delaware                               (Zip code)
                         ___________________________

         Asset-Backed Notes of GMACM Home Equity Loan Trust 2006-HE5
                     (Title of the indenture securities)

=  = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
= = = = =

1.    GENERAL  INFORMATION.  FURNISH  THE  FOLLOWING  INFORMATION  AS  TO  THE
TRUSTEE:

      (A)   NAME AND ADDRESS OF EACH  EXAMINING  OR  SUPERVISING  AUTHORITY TO
            WHICH IT IS SUBJECT.

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               Name                                    Address
---------------------------------------------------------------------------
      Comptroller of the Currency           Washington, D.C. 20219
      United States Department of the
      Treasury

      Federal Reserve Bank                  San Francisco, California
                                            94105

      Federal Deposit Insurance             Washington, D.C. 20429
      Corporation

       (B)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

      Yes.

2.    AFFILIATIONS WITH OBLIGOR.

      IF THE  OBLIGOR  IS AN  AFFILIATE  OF THE  TRUSTEE,  DESCRIBE  EACH SUCH
      AFFILIATION.

      None.

16.   LIST OF EXHIBITS.

      EXHIBITS  IDENTIFIED IN PARENTHESES  BELOW, ON FILE WITH THE COMMISSION,
      ARE INCORPORATED  HEREIN BY REFERENCE AS AN EXHIBIT HERETO,  PURSUANT TO
      RULE  7A-29  UNDER THE TRUST  INDENTURE  ACT OF 1939 (THE  "ACT") AND 17
      C.F.R. 229.10(D).

      1.    A copy of the  articles  of  association  of The  Bank of New York
            Trust   Company,   N.A.   (Exhibit   1  to  Form  T-1  filed  with
            Registration Statement No. 333-121948).

      2.    A copy of  certificate  of  authority  of the  trustee to commence
            business.   (Exhibit  2  to  Form  T-1  filed  with   Registration
            Statement No. 333-121948).

      3.    A copy of the  authorization of the trustee to exercise  corporate trust  powers.  (Exhibit  3 to Form T-1  filed  with  Registration
            Statement No. 333-121948).

      4.    A copy of the existing by-laws of the trustee.  (Exhibit 4 to Form
            T-1 filed with Registration Statement No. 333-121948).

      5.    The consent of the trustee  required by Section 321(b) of the Act.
            (Exhibit  6 to Form T-1  filed  with  Registration  Statement  No.
            333-121948).

      6.    A copy of the latest report of condition of the Trustee  published pursuant  to law  or to the  requirements  of its  supervising  or examining authority.

                                  SIGNATURE

      Pursuant to the  requirements  of the Act, the trustee,  The Bank of New
York Trust Company,  N.A., a banking association  organized and existing under the laws of the United  States of America,  has duly caused this  statement of eligibility  to be signed on its  behalf by the  undersigned,  thereunto  duly authorized,  all in The City of Houston,  and State of Texas,  on the 13th day
of November, 2006.

                                    THE BANK OF NEW YORK TRUST COMPANY, N.A.

                                    By:  /S/ Cindi Garcia
                                    Name:    Cindi Garcia
                                    Title:   Trust Officer

                                                               EXHIBIT 7

                  Consolidated Report of Condition of
                THE BANK OF NEW YORK TRUST COMPANY, N.A.
      of 700 South Flower Street, Suite 200, Los Angeles, CA 90017

      At the close of business June 30, 2006, published in accordance with Federal regulatory authority instructions.

                                                                Dollar
                                                                Amounts
                                                                in
                                                                Thousands
ASSETS

Cash and balances due from
      depository institutions:
      Noninterest-bearing balances
       and currency and coin...........................................  3,885
      Interest-bearing balances............................................  0
Securities:
      Held-to-maturity securities.......................................... 63
      Available-for-sale securities...................................  64,252
Federal funds sold and securities
      purchased under agreements to resell:
      Federal funds sold .............................................  49,300
      Securities purchased under agreements to resell................  115,000
Loans and lease financing receivables:
      Loans and leases held for sale.....................................    0
      Loans and leases,
       net of unearned income............................................    0
      LESS: Allowance for loan and
       lease losses......................................................    0
      Loans and leases, net of unearned
       income and allowance .............................................    0
Trading assets...........................................................    0
Premises and fixed assets (including
      capitalized leases)..............................................  3,897
Other real estate owned................................................      0
Investments in unconsolidated
      subsidiaries and associated
      companies............................................................ .0
Not applicable
Intangible assets:
      Goodwill   ......................................................267,487
      Other Intangible Assets ..........................................15,747
Other assets..........................................................  39,669
Total assets......................................................... $559,300
                                                                       =======

LIABILITIES

Deposits:
      In domestic offices..............................................  2,420
      Noninterest-bearing............................  2,420
      Interest-bearing...............................      0
Not applicable
Federal funds purchased and securities
      sold under agreements to repurchase:
      Federal funds purchased..............................................  0
      Securities sold under agreements to repurchase.......................  0
Trading liabilities........................................................  0
Other borrowed money:
      (includes mortgage indebtedness
      and obligations under capitalized
      leases).........................................................  58,000
Not applicable
Not applicable
Subordinated notes and debentures..........................................  0
Other liabilities.....................................................  79,825
Total liabilities....................................................  140,245
                                                                      ========
Minority interest in consolidated subsidiaries.............................  0

EQUITY CAPITAL

Perpetual preferred stock and related surplus..........................      0
Common stock...........................................................  1,000
Surplus (exclude all surplus related to preferred stock).............  321,520
Retained earnings.....................................................  96,770
Accumulated other comprehensive
      income............................................................  -235
Other equity capital components............................................  0
Total equity capital................................................   419,055
Total liabilities, minority interest, and equity capital (sum of items
21, 22, and 28)...................................................     559,300
                                                                      ========

      I, William J. Winkelmann, Vice President of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

      William J. Winkelmann   )     Vice President

      We, the undersigned directors (trustees), attest to the
correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

      Michael K. Klugman, President       )
      Michael F. McFadden, MD             )     Directors (Trustees)
      Frank P. Sulzberger, Vice President )